Exhibit 21

SUBSIDIARIES OF THE SMALL BUSINESS ISSUER

Subsidiary	State of Incorporation	Date of Incorporation
DPMG, Inc.	Delaware	January 5, 1996
Delos Partners, Inc.	Ohio	December 17, 1993
KES, Inc.	Ohio	November 15, 1993
Landmark of Spain, Inc.	Delaware	February 6, 2003
Landmark Hellas, Inc.	Oklahoma	December 31, 1998
OTP, Inc.	Oklahoma	September 29, 1994